Filed by Southwest Airlines Co.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: AirTran Holdings, Inc.

Commission File No.: 1-15991

On November 1, 2010, Southwest Airlines Co. posted the following communication on its intranet website, www.swalife.com, and on www.blogsouthwest.com.

2010 Media Day Recap

By: Brian Lusk

Wow, that was a busy day! The media representatives from all over the nation had access to our Officers, and we filled their day with updates on major projects and breaking news.

We began the day in Freedom Hall here at Headquarters with a Brand Update from Kevin Krone. Kevin talked about the success and history of our Bags Fly Free campaign, emphasized our commitment to not charge change fees on tickets, and gave a look at our current “You Can Only Book on southwest.com” commercials. Kevin’s blog post recaps his presentation.

Although only four weeks have passed since the announcement that Southwest intends to acquire AirTran Airways, we received several questions during a panel discussion conducted last week at our annual Media Day. The inquiries centered around how the two airlines would come together if approval is granted by various regulatory authorities. Until the acquisition is approved, Southwest and AirTran will continue to operate as separate organizations. Among other topics, Southwest Leaders Bob Jordan, Mike Van de Ven, and Jeff Lamb reported on the initial meeting of the Integration teams from both airlines. They were clear that after only one month from announcing the agreement, there are still many answers to be determined. Here’s a quick recap from their session:

•	A full story on the Integration Team Kick-Off in Dallas last week is now posted to LowFaresFarther.com, the official public site for information on the acquisition.

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Throughout the Integration Planning process, the focus remains on leveraging the best of both airlines and finding ways to integrate them to benefit all Customers once the deal closes. “We’ve been very impressed with the People, the spirit, and the innovations at AirTran,” Jordan said.

•	Employees from both airlines are top of mind for the Integration teams, as they seek to understand how everyone can play a role in this exciting time in our history, Lamb said.

•	The roll out of fleet-wide WI-FI (via Row 44) on Southwest Airlines is continuing, as is our analysis of AirTran’s inflight connectivity system.

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Southwest and AirTran are excited at the possibilities of extending low fares farther into new markets around the country. “This is an extraordinary opportunity to serve more people in more places,” Jordan said.

•	As stated previously, the intent is for Southwest’s popular Bags Fly Free policy to continue, and for the combined airline to not charge change fees.

•	The discussion also turned to Southwest assumption that its open seating philosophy will continue. Jordan said the response from Customers to the prospect of acquisition has been “vastly positive,” acknowledging there are still “a lot of unknowns.” Noting that Southwest will need time to educate potential Customers about Southwest, “we want to assure them that they will get the same, or better, experience on Southwest than they would on another carrier.” Jordan referenced Southwest’s successful entry into key business markets such as New York LaGuardia, Boston Logan, Minneapolis, and Milwaukee where we had to win over new fans accustomed to such amenities as business-class and assigned seats.

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Citing Southwest’s position as the largest carrier in terms of Customers boarded, Jordan said, “We feel there are many benefits” to flying Southwest that new Customers will like. He noted business-traveler friendly programs such as Business Select (automatic checkin that allows for an early boarding assignment), A-List Membership (which allows for higher boarding priority), and FlyBy (dedicated) Security Lanes helping to smooth the transition to offer business travelers similar advantages to what they currently experience on other carriers. In fact, as Gary Kelly said later during Media Day, these new programs at Southwest have proved tremendously popular among business travelers.

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Also mentioned during the session, but relevant; Southwest’s Rapid Rewards frequent flyer program is being refreshed to offer exciting new benefits that would better allow for an expanded Southwest route system, among other enhancements.

After that, attendees toured our Operations Coordinator Center, and the highlight was a look at our Dispatch room, which is the operational heart of our airline. Then, it was off to lunch at one of our Maintenance Hangars.

The highlight of the lunch session was a panel with Bob Jordan, Robby Byam, Director Partnership Alliance, and two representatives from Volaris, Enrique Beltranena, CEO of Volaris, and Holger Blankenstein, their Chief Commercial Officer. The big news here is that, effective November 12, the International Connect page on southwest.com will begin offering connecting flights to Mexico with Volaris. Bill Owen’s blog post has more details.

WiFi was the after-lunch Media Day entrée. Dave Ridley and Brian Hirshman not only updated the progress of the WiFi installation on our fleet, they gave pricing details for the product—a flat $5.00 introductory fare for the installation period. (Some of the features like a moving map display will be free.) Our Boeing 737-700 fleet should be completely equipped with WiFi by the end of 2012. Check out Dave’s blog post (link) for more information.

Then, everyone returned to Freedom Hall to hear Gary Kelly’s presentation. Our CEO took questions from the media representatives about the information they received during the day, and he also had some breaking news. Gary announced that we will begin service to Newark on March 27 with an initial eight roundtrips a day—six to Chicago Midway and two to St. Louis. Bill Owen has a post with details.

Thanks to all of the media representatives who attended this year for making this Media Day a success.

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed acquisition of AirTran Holdings, Inc. (“AirTran”) by Southwest Airlines Co. (“Southwest”) will be submitted to the stockholders of AirTran for their consideration. In connection therewith, Southwest will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) that will include a proxy statement of AirTran that also constitutes a prospectus of Southwest. Southwest and AirTran also plan to file other documents with the SEC regarding the proposed transaction. SOUTHWEST URGES INVESTORS AND SECURITY HOLDERS OF AIRTRAN TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about Southwest and AirTran, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Southwest will be available free of charge on Southwest’s website at www.southwest.com under the tab “Investor Relations” or by contacting Southwest’s Investor Relations Department at (214) 792-4000. Copies of the documents filed with the SEC by AirTran will be available free of charge on AirTran’s website at www.airtran.com under the tab “Investor Relations” or by contacting AirTran’s Investor Relations Department at (407) 318-5600.

Southwest, AirTran and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of AirTran in connection with the proposed transaction. Information about the directors and executive officers of Southwest is set forth in its proxy statement for its 2010 annual meeting of shareholders, which was filed with the SEC on April 16, 2010. Information about the directors and executive officers of AirTran is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 2, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These include, without limitation, statements relating to Southwest’s plans and expectations with respect to the acquisition of AirTran, including the anticipated impact of the acquisition on Southwest’s strategies and goals and its Customer experience, offerings, and benefits. These forward-looking statements are based on Southwest’s current intent, expectations, and projections and are not guarantees of future performance. These statements involve risks, uncertainties, assumptions, and other factors that are difficult to predict and that could cause actual results to vary materially from those expressed in or indicated by them. Factors include, among others, (i) the possibility that the transaction is delayed or does not close, including due to the inability of Southwest and AirTran to obtain all approvals necessary or the failure of other closing conditions; (ii) Southwest’s ability to successfully integrate AirTran’s business and realize the expected synergies from the transaction; (iii) the impact of the economy on demand for air travel and fluctuations in consumer demand generally for the services to be provided as a result of the transaction; (iv) the impact of fuel prices and economic conditions on Southwest’s business plans and strategies; (v) actions of competitors, including without limitation pricing, scheduling, and capacity decisions, and consolidation and alliance activities; and (vi) the impact of governmental regulations on Southwest’s operations.

Southwest cautions that the foregoing list of factors is not exclusive. Additional information concerning these and other risks is contained in Southwest’s and AirTran’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. Southwest undertakes no obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.